SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation

Response to SEC Review Comments dated 10/24/05

Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to the letter dated October 24, 2005 to Secure Computing Corporation regarding Secure Computing’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended June 30, 2005 (Commission File No. 000-27074). The following responses are keyed to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets and Consolidated Statement of Cash Flows, pages 33 and 35

1.	We note your response to prior comment number 1 and it remains unclear how you have been able to conclude that specific disclosure regarding the reclassification is not necessary. In this regard we note that:

a.	The reclassification appears to have had a quantitatively material effect on your statement of cash flows which would therefore require disclosure. See SAB 99.

b.	Paragraph 2 of Chapter 2A of ARB 43 requires disclosure explaining the changes in presentation in comparative financial statements.

Please explain to us how your current disclosures comply with GAAP and SEC practice considering that you have not provided disclosure related to a material change made to your financial statements.

We respectively submit to the Staff that we did provide disclosure about the reclassification. We analyzed the impact of the reclassification on our financial statements under SAB 99 and concluded that the reclassification did not have a quantitatively material effect on the financial statements as a whole because the reclassification: a) was less than 5% of the balance sheet, b) did not impact the income statement, c) did not impact key financial metrics such as working capital and overall liquidity, and d) would not have (in our opinion) changed or influenced the judgment of a reasonable reader of the financial statements.

However, after considering the matter further, we agree that additional detail in our disclosure may be useful to the reader. Accordingly, in accordance with Paragraph 2 of Chapter 2A of ARB 43 in future filings (beginning with our form 10-Q for the period ended 9/30/05) we will expand specific disclosure of this item and why the reclassification was made. We will disclose that we reclassified the auction rate securities balance as of 12/31/03 to short-term investments from cash and that the reclassification was in the amount of $5.0 million. Additionally, in the future we will consider the quantitative impact of a reclassification not only on the financial statements as a whole, but to the individual statements as well.

2. We note your response to prior comment number 2. Please explain to us your basis for including the costs related to providing maintenance, training and installation service revenues in selling and marketing expenses rather than in cost of sales and refer to the authoritative literature that supports your accounting. As part of your response, please quantify the costs included in selling and marketing expenses that represent the costs of providing service revenue. Also, we note your disclosure in Note 1 provides no indication that personnel engaged in maintenance (or any other services) are included in selling and marketing expense.

We have one functional group within our organization that provides support, maintenance, training and installation services (which we have collectively referred to as “support” in our current disclosures). This group, however, is also responsible for supporting our Sales representatives and our Sales Engineers (SEs) by, for example, assisting customers with technical questions and helping facilitate the sales process.

In short this support group is an in line resource for our greater Sales and Marketing Team. In fact, this is one way we gain efficiencies in our organization; this dual role allows us to leverage this headcount for more value to our Company. We have consistently taken the position that these “support” people also provide a significant amount of pre-sales efforts in our sales cycle and we view these personnel as an extension of the Sales function. We believe that reporting these expenses as Selling and Marketing is therefore a better, more accurate disclosure of how we view and manage our business operations, and therefore more meaningful to the reader of our filings.

After further analysis, we acknowledge that our disclosure and description of these expenses could be expanded (to include reference to personnel engaged in maintenance and other services and to more specifically highlight the role this group plays in providing pre-sales efforts) and we will begin doing so with our form 10-Q for the period ended 9/30/05. In this expanded disclosure we will also quantify the expenses associated with this function as a whole. For the year ended 12/31/04 these expenses totaled $6.6 million, or 9.5% of our total operating expenses.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 37

3.	We note your response to prior comment number 4 and have the following additional comments:

a.	You indicate that VSOE for hardware, software and subscription based products is based on the “average” amount when the product or subscription is sold separately. Specifically describe the process you use to determine the “average” amount when the product or subscription is sold separately. Tell us how you evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address how you can reasonably estimate fair value if your VSOE varies from customer to customer. Tell us how your accounting complies with paragraph 10 of SOP 97-2.

In our previous response, we indicated that VSOE for hardware, software and subscription based products is based on the average amount when the product or subscription is sold separately. This average is determined by looking at the sale price of similar transactions (when sold separately), which includes consideration of the number of users, the length of the term (for subscription revenue), and the customer type. Our system allows us to classify sales by customer type, so we are able to establish VSOE and reasonably estimate the fair value for different customer types (such as sales directly to end users versus sales made to resellers). As described, our accounting complies with paragraph 10 of SOP 97-2 in that VSOE is determined based on the price charged when the same element is sold separately and that the amount allocated to the same element when sold separately considers all of the factors of our pricing structure.

b.	Please tell us more about the subscription-based contracts you refer to in your response. In this regard, we note that such contracts are not disclosed in your Form 10-K or subsequent 10-Q’s. Clarify the nature of the subscription-based contracts, the services you provide under these contracts, the respective periods underlying the contracts and how you recognize revenue under these arrangements. Refer to the respective authoritative guidance to support your accounting.

Our subscription-based contracts referred to in our previous response consist of our Web Filtering products and Anti-Virus subscriptions that are part of our

Sidewinder G2 Firewall product line. These subscriptions are generally 12, 24 or 36 months in duration and for a fixed number of users. In accordance with SOP 97-2, we recognize revenue on subscription-based products when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. We recognize revenue ratably over the period beginning with the month the subscription begins. Upon entering into a subscription arrangement for a fixed or determinable fee, we deliver access codes to the customer and then promptly invoice customers for the full amount of their subscriptions. Payment is due for the full term of the subscription, generally within 30 days of the invoice. We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet. We will add the above expanded disclosure to our future filings, beginning with our form 10-Q for the period ended 9/30/05.

c.	We note that your response does not address how you determine VSOE for the other services you offer. Please tell us how you have established VSOE for the solution planning and implementation services you provide.

VSOE for solution planning and implementation services is established in the same manner described in our response to part 3.a. above. VSOE is determined based on the price when the same element is sold separately and considers all of the factors of our pricing structure.

d.	As previously requested, please explain any circumstances under which VSOE for PCS differs from either the renewal rate and/or your published price lists.

Vendor specific objective evidence for PCS, and any other undelivered elements, is determined based on the price the customer will be required to pay when the PCS arrangement is sold separately. If there is not evidence of the PCS being sold separately, then the fair value is determined based on the customer’s renewal pricing as evidenced in their customer support agreement.

4. We note your response to prior comment number 5. Please explain to us the difference between the “sell-through reporting” which you use for international distributor sales and “end-user sell-through” which you use for all other distributor and reseller sales. As part of your response please clarify to whom you are shipping when you indicate that revenue is recognized when you have “end-user sell-through and the product has shipped”. We also note that you obtain sell-through data at the time of the P.O. which is prior to the shipment of the product. As you indicate that international distributor sales are recognized at sell-through and this information is obtained prior to shipment, please clarify whether revenue from these sales is recorded prior to the shipment of the product.

To address each of your comments above we would like to step back and re-address your original comment number 5. We believe that the language we used in our original responses, may have been confusing. Specifically, we have used the terms “sell-through reporting” and “end-user sell through” interchangeably.

We sell our products either directly to an end-user, or indirectly through our channel of resellers and distributors. When we receive a purchase order from a reseller/distributor they are required to supply us with end-user information to evidence that they are not stocking inventory of our product, but rather are selling it through to the end-user. At the point that we’ve received a valid P.O. from the reseller/distributor AND they’ve furnished end-user information AND we’ve shipped the product (either to the end-user or the reseller/distributor, depending on the “ship to” instructions), we then recognize revenue if all other basic criteria of revenue recognition have been met. If we are not able to obtain end-user evidence at the time we ship product to a reseller/distributor, we treat these orders as ‘stocking’ orders and do NOT recognize them as revenue until such time that the reseller/distributor supplies us with reports indicating they have sold the product to an end-user. This treatment is consistent for all of our transactions, world-wide.

You may contact the undersigned at (408) 979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and
Senior Vice President

cc: Kyle Guse